Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 11 May 2006



06013456

...l Corporate Finance
...n Finance
...change Commission
...ington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

dw 5/19

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*09 May 2006*	*1*
2.	*Directorate Change*	*11 May 2006*	*2*
3.	*Immediate Report on Officers*	*11 May 2006*	*3*
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: 9 May 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report According to Section 30 A of the Securities (Periodic and Immediate Reports) Regulations**

Further to an interview, which the CEO of Bank Hapoalim B.M. ("the Bank"), Mr. Zvi Ziv, gave to reporters of the Bloomberg Network and reported in the media, and as required by the Securities Authority, the Bank is pleased to advise as follows:

1. The reports made public by the Bloomberg Network are a selection only from what Mr. Ziv said and are not a statement in full of what he said.

2. In the interview, Mr. Ziv pointed out that if the Bank encounters an opportunity in the field of international private banking, it would also think fit to consider investments of a magnitude in excess of investments made by the Bank last year, such as half a billion dollars and even more. In certain circumstances, the Bank could raise the sum on the capital market.

   Mr. Zvi Ziv pointed out that the Bank would look for investment targets in private banking in Western Europe and the USA; but he made no reference to specific countries or specific companies.

   In reply to a question, Mr. Ziv went on to say that "Russia is interesting and to some degree less expensive than its neighbors". On the other hand, he mentioned that in the Ukraine the prices are most high.

   Mr. Ziv stressed in the interview, that the Bank seeks business opportunities which are cheaply priced, something which would minimize risks and that it is the Bank's intention to pursue a "cautious" policy in the expansion of its business in the global market. In this context, Mr. Ziv mentioned that the Bank signed an agreement for the purchase of the Turkish C Bank (now: Pozitiff Bank) at a price which reflects its equity capital, and this is when most of the Turkish banks were sold at a price which reflects an amount two and half times higher than their equity capital.

3. As for the disposal by the Bank of the balance of its holdings of mutual funds and provident funds, Mr. Ziv said that the possibility of effecting a spin off of the remainder of the holding of mutual funds still held by the Bank is now "more remote", as this avenue would not confer upon the Bank any tax advantages. Accordingly, as far as can be seen the Bank will sell "Lahak" and it is conducting discussions with possible purchasers.

Mr. Ziv added that the sale of "Lahak" and the provident funds is expected to take place by the end of 2006.

Yet it should be pointed out that there was nothing said in the interview to rule out the possibility that the holdings in "Lahak" and / or the provident funds, or in some of the provident funds would nevertheless be disposed of by way of spin off and that a decision had not yet been taken on the subject. Moreover, the possibility of completing the process of disposing of these assets after the end of 2006, in a manner ultimately to be determined, cannot be ruled out.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Advocate Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank

Tel: 03-5673800; Fax: 03-5674576

Schedule 2

Date: May 11, 2006

To : **The London Stock Exchange**

Dear Sirs,

Re: Immediate Report Concerning a Senior Office Holder Who Has Ceased to Hold His Office

1. Name of the office-holder: ***Tov Imri***
2. Identity number: ***005018155***
3. Position from which ceased: ***Outside Director***
4. The date on which he will cease from office: ***May 11, 2006***
5. To the best of our knowledge, his retirement ***does not*** involve circumstances, which need to be brought to the knowledge of investors at large.
6. The office holder ***will cease*** to be an interested party or a senior office holder of the Corporation after his retirement.

Sincerely yours,

Sharona Tamir, Advocate
Deputy Secretary of the Bank.

G:\WORD\Immediate Reports\11.05.06.doc

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/05/06
Reference: 2006-01-056628

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders

Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970

Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***May 11, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Gideon Chitayat	*I.D. Number*	*72644339*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Comptroller of the Bank*
Shlomo Braun	*I.D. Number*	*054030424*	*Other: Member of the Board of Management, Senior Deputy Managing Director and*

			Head of Human Resources and Logistics
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Finance (CFO)*
Yosef Yarom	*I.D. Number*	*12017539*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Risk Management*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Banking Subsidiaries*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*